================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13E-3/A

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            CHAPARRAL STEEL COMPANY
                              (Name of the Issuer)

           TEXAS INDUSTRIES, INC., TEXAS INDUSTRIES ACQUISITION INC.
                                      AND
                            CHAPARRAL STEEL COMPANY
                       (Name of Persons Filing Statement)

       COMMON SHARES, $.10 PAR VALUE                                159422104
       (Title of Class of Securities)                 (Cusip Number of Class of Securities)

                             ROBERT C. MOORE, ESQ.
                VICE PRESIDENT -- GENERAL COUNSEL AND SECRETARY
                             TEXAS INDUSTRIES, INC.
                            1341 W. MOCKINGBIRD LANE
                                   7TH FLOOR
                              DALLAS, TEXAS 75247
                                 (972) 647-6740
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement.)

                                   Copies To:

              DAN BUSBEE, ESQ.                              JOHN D. CAPERS, JR., ESQ.
         LOCKE PURNELL RAIN HARRELL                              KING & SPALDING
        2200 ROSS AVENUE, SUITE 2200                           191 PEACHTREE STREET
            DALLAS, TEXAS 75201                            ATLANTA, GEORGIA 30303-1763
               (214) 740-8000                                     (404) 572-4600

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CRF 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [240.13e-3 (c)] under the
       Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                           CALCULATION OF FILING FEE

                TRANSACTION                                         AMOUNT OF
                 VALUATION*                                        FILING FEE**
                -----------                                        ------------
                $76,300,000                                          $15,260

---------------

* Assumes 4,453,963 Common Shares, par value $.10 per share, of Chaparral Steel Company (the "Common Shares") will be converted into the right to receive $15.50 per share in cash. Includes options to purchase Common Shares having a net cash value of $7,263,574.

** The amount of the filing fee, calculated in accordance with 240.0-11 of the Securities Exchange Act of 1934 equals 1/50th of one percent of the transaction value.

[X] Check box if any part of the fee is offset as proved Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $15,260
     Form or Registration No.: Schedule 14A
     Filing Party: Chaparral Steel Company
     Date Filed: September 9, 1997

================================================================================

                                  INTRODUCTION

     This Schedule 13E-3 Transaction Statement is being filed by Texas Industries, Inc., a Delaware corporation ("TXI"), TXI Acquisition Inc., a Delaware corporation and wholly-owned subsidiary of TXI ("TXI Acquisition"), and Chaparral Steel Company, a Delaware corporation (the "Company"), and is being filed in connection with an Agreement and Plan of Merger, dated as of July 30, 1997 ("the Merger Agreement") among TXI, TXI Acquisition and the Company.


     The following cross-reference sheet is supplied pursuant to general instruction F to 13E-3 and shows the location in the preliminary proxy statement filed by the Company with the Securities and Exchange Commission contemporaneously herewith (including all annexes and schedules thereto ("Preliminary Proxy Statement") of the information required to be included in response to the items of this Transaction Statement. The information in the Preliminary Proxy Statement, a copy of which is attached hereto as Exhibit d, is incorporated by reference and the responses to each item are qualified in their entirety by the information contained in the Preliminary Proxy Statement.


                         CROSS-REFERENCE SHEET SHOWING
                    LOCATION IN PRELIMINARY PROXY STATEMENT
               OF INFORMATION REQUIRED BY ITEMS IN SCHEDULE 13E-3

 SECTION 13E-3 ITEM                                        LOCATION IN PRELIMINARY PROXY STATEMENT
 ------------------                                        ---------------------------------------
  1. Issuer and Class of Security Subject to the
        Transaction
        Item 1(a).......................................  Cover Page and "The Parties"
        Item 1(b).......................................  Cover Page and "Introduction-Record Date;
                                                            Quorum; Required Vote"
        Item 1(c).......................................  "Market Prices and Dividends"
        Item 1(d).......................................  "Market Prices and Dividends"
        Item 1(e).......................................  Not Applicable
        Item 1(f).......................................  Quarterly Periods
  2. Identity and Background
        Items 2(a) - (d) and (g)........................  Cover Page; "Introduction General;"
                                                            "-- The Special Meeting;" "The Parties;"
                                                            and "Management of TXI, TXI Acquisition
                                                            and the Company"
        Items 2(e) and (f)..............................  Not Applicable
  3. Past Contacts, Transactions or Negotiations
        Item 3(a)(1)....................................  "Special Factors -- Interests of Certain
                                                            Persons in the Merger"
        Item 3(a)(2) and (b)............................  "Special Factors -- Background of the
                                                            Merger" and "-- Certain Litigation"
  4. Terms of Transaction
        Item 4(a).......................................  "Introduction -- Record Date; Quorum;
                                                            Required Vote;" "Special
                                                            Factors -- Interests of Certain Persons
                                                            in the Merger;" and "The Merger"
        Item 4(b).......................................  "Introduction -- Record Date; Quorum;
                                                            Required Vote;" "Special
                                                            Factors -- Interests of Certain Persons
                                                            in the Merger;" and "The
                                                            Merger -- General -- Treatment of Shares
                                                            in the Merger"

 SECTION 13E-3 ITEM                                        LOCATION IN PRELIMINARY PROXY STATEMENT
 ------------------                                        ---------------------------------------
  5. Plans or Proposals of the Issuer or Affiliate
        Items 5(a) - (g)................................  "Special Factors -- Background of the
                                                            Merger;" "-- Purpose and Structure of
                                                            the Merger;" "-- Plans for the Company
                                                            After the Merger;" and "-- Interests of
                                                            Certain Persons in the Merger"
  6. Source and Amounts of Funds or Other Consideration
        Item 6(a).......................................  "The Merger -- Payment for Public Shares;
                                                            Sources of Funds"
        Item 6(b).......................................  "Special Factors -- Fees and Expenses"
        Item 6(c) and (d)...............................  "The Merger -- Payment for Public Shares;
                                                            Sources of Funds"
  7. Purpose(s), Alternatives, Reasons and Effects
        Items 7(a) and (c)..............................  "Special Factors -- Background of the
                                                            Merger;" "-- Purpose and Structure of
                                                            the Merger;" and "-- Recommendation of
                                                            the Special Committee and Board of
                                                            Directors of the Company; Fairness of
                                                            the Merger"
        Item 7(b).......................................  "Special Factors -- Background of the
                                                            Merger;" "-- Purpose and Structure of
                                                            the Merger;" and "-- Recommendation of
                                                            the Special Committee and Board of
                                                            Directors of the Company; Fairness of
                                                            the Merger"
        Item 7(d).......................................  "Special Factors -- Background of the
                                                            Merger;" "-- Purpose and Structure of
                                                            the Merger;" "-- Plans for the Company
                                                            After the Merger;" "-- Certain Effects
                                                            of the Merger;" "-- Certain U.S. Federal
                                                            Income Tax Consequences;" and "The
                                                            Merger -- Accounting Treatment"
  8. Fairness of the Transaction
        Item 8(a).......................................  "Special Factors -- Recommendation of the
                                                            Special Committee and Board of Directors
                                                            of the Company; Fairness of the Merger"
        Item 8(b).......................................  "Special Factors -- Background of the
                                                            Merger;" "-- Recommendation of the
                                                            Special Committee and Board of Directors
                                                            of the Company; Fairness of the Merger;"
                                                            "-- Purpose and Structure of the
                                                            Merger"; "-- Opinion of Robinson-
                                                            Humphrey"; Summary of Financial
                                                            Analyses; "-- TXI's Financial Advisor"

 SECTION 13E-3 ITEM                                        LOCATION IN PRELIMINARY PROXY STATEMENT
 ------------------                                        ---------------------------------------
        Item 8(c).......................................  "Introduction -- Record Date; Quorum;
                                                            Required Vote;" "Special
                                                            Factors -- Recommendation of the Special
                                                            Committee and Board of Directors of the
                                                            Company; Fairness of the Merger;" and
                                                            "The Merger -- General -- Conditions to
                                                            the Merger; Amendment, Waiver and
                                                            Termination"
        Item 8(d).......................................  "Special Factors -- Background of the
                                                            Merger;" "-- Recommendation of the
                                                            Special Committee and Board of Directors
                                                            of the Company; Fairness of the Merger;"
                                                            and "-- Opinion of Robinson-Humphrey;
                                                            Summary of Financial Analyses"
        Item 8(e).......................................  "Special Factors -- Background of the
                                                            Merger;" "-- Recommendation of the
                                                            Special Committee and Board of Directors
                                                            of the Company; Fairness of the Merger"
        Item 8(f).......................................  Not Applicable
  9. Reports, Opinions, Appraisals and Certain
        Negotiations
        Items 9(a) - (c)................................  "Special Factors -- Background of the
                                                            Merger;" "-- Opinion of Robinson-
                                                            Humphrey; Summary of Financial
                                                            Analyses"; "-- TXI's Financial Advisor;"
                                                            and Exhibits (b)(1), (b)(2) and (b)(3)
 10. Interest in Securities of the Issuer
        Item 10(a)......................................  "Introduction -- Record Date; Quorum;
                                                            Required Vote"; "Special
                                                            Factors -- Interests of Certain Persons
                                                            in the Merger;" and "Ownership of Common
                                                            Shares"
        Item 10(b)......................................  Not Applicable
 11. Contracts, Arrangements or Understandings with
        Respect to
        the Issuer's Securities.........................  "Special Factors -- Interests of Certain
                                                            Persons in the Merger;" "The Merger;"
                                                            Annex A to the Preliminary Proxy
                                                            Statement
 12. Present Intention and Recommendation of Certain
        Persons with Regard to the Transaction
        Items 12(a) - (b)...............................  "Introduction -- The Special Meeting;"
                                                            "-- Record Date; Quorum; Required Vote;"
                                                            "Special Factors -- Recommendation of
                                                            the Special Committee and Board of
                                                            Directors of the Company; Fairness of
                                                            the Merger;" and "-- Interests of
                                                            Certain Persons in the Merger"

 SECTION 13E-3 ITEM                                        LOCATION IN PRELIMINARY PROXY STATEMENT
 ------------------                                        ---------------------------------------
 13. Other Provisions of the Transaction
        Item 13(a)......................................  "The Merger -- Appraisal Rights" and Annex
                                                            B to the Preliminary Proxy Statement
        Item 13(b) and (c)..............................  Not Applicable
 14. Financial Information
        Item 14(a)......................................  "Selected Consolidated Financial Data of
                                                            the Company;" "Incorporation of Certain
                                                            Documents by Reference;" Exhibits (g)(1)
                                                            and (g)(2)
        Item 14(b)......................................  Not Applicable
 15. Persons and Assets Employed, Retained or Utilized
        Item 15(a)......................................  "Introduction -- Solicitation of Proxies"
        Item 15(b)......................................  "Introduction -- Solicitation of Proxies;"
                                                            "Special Factors -- Background of the
                                                            Merger;" "-- Opinion of
                                                            Robinson-Humphrey; Summary of Financial
                                                            Analyses;" "TXI's Financial Advisor;"
                                                            and "-- Fees and Expenses"
 16. Additional Information.............................  Preliminary Proxy Statement in its
                                                            entirety
 17. Material to be Filed as Exhibits...................  Separately filed with this Schedule 13E-3


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

     (a) The name of the issuer of the class of equity security subject to the Rule 13e-3 transaction is Chaparral Steel Company and the address of its principle executive offices is 300 Ward Road, Midlothian, Texas 76065-9651.

     (b) The relevant information set forth on the Cover Page of the Preliminary Proxy Statement and under the caption "Introduction -- Record Date; Quorum and Required Vote" is incorporated here and by reference.

     (c) The relevant information set forth under the caption "Market Prices and Dividends" is incorporated herein by reference.

     (d) The relevant information set forth under the caption "Market Prices and Dividends" is incorporated herein by reference.

     (e) Not Applicable.

     (f)


                                                  AMOUNT OF COMMON      RANGE OF        AVERAGE
              QUARTERLY PERIODS(1)                SHARES PURCHASED    PRICES PAID    PURCHASE PRICE
              --------------------                ----------------   --------------  --------------
FISCAL 1996 (ENDED MAY 31, 1996)
First Quarter...................................            0              --              --
Second Quarter..................................      651,800        $9.50 -- $10.00    $ 9.77
Third Quarter...................................            0              --              --
Fourth Quarter(2)...............................      454,700           $13.375         $13.375
FISCAL 1997 (ENDED MAY 31, 1997)
First Quarter(2)................................      349,100            $10.75         $10.75
Second Quarter..................................            0              --              --
Third Quarter...................................            0              --              --
Fourth Quarter..................................            0              --              --


---------------

(1) The information set forth in this table reflects purchases of the Common Shares made by the Company since the commencement of the Company's second full fiscal year preceding the date of this Schedule 13E-3.
(2) Only one purchase transaction occurred during such quarterly period.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) - (d) and (g). This Transaction Statement is being filed by TXI, TXI Acquisition and the Company (the Company being the issuer.) The following information set forth on the Cover Page of the Preliminary Proxy Statement and set forth under the captions "Introduction -- General," "-- The Special Meeting," "The Parties" and "Management of TXI, TXI Acquisition and the Company" is incorporated herein by reference.

     (e) and (f). During the last 5 years, none of TXI, TXI Acquisition and the Company or, to the best of the knowledge of TXI, TXI Acquisition or the Company, any of the persons listed under the caption "Management of TXI, TXI Acquisition and the Company" (i) has been convicted in a criminal proceeding (excluding traffic violations or some other misdemeanors), or (ii) was or is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activates subject to, federal or state securities laws or finding any violations of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)(1). The relevant information set forth under the caption "Special Factors -- Interests of Certain Persons in the Merger" is incorporated herein by reference.

     (a)(2) and (b). The relevant information set forth under the captions "Special Factors -- Background of the Merger" and "-- Certain Litigation" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The relevant information set forth under the captions
"Introduction -- Record Date; Quorum; Required Vote," "Special
Factors -- Interests of Certain Persons in the Merger" and "The Merger" are incorporated herein by reference.

     (b) The relevant information set forth under the captions
"Introduction -- Record Date; Quorum; Required Vote," "Special
Factors -- Interests of Certain Persons in the Merger" and "The Merger -- General -- Treatment of Shares in the Merger" is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


     (a) - (g) The relevant information set forth under the captions "Special Factors -- Background of the Merger," "-- Purpose and Structure of the Merger," "-- Plans for the Company After the Merger" and "-- Interests of Certain Persons in the Merger" is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


     (a) The relevant information set forth under the captions "The
Merger -- Payment for Public Shares; Sources of Funds" is incorporated herein by reference.


     (b) The relevant information set forth under the caption "Special Factors -- Fees and Expenses" is incorporated herein by reference.

     (c) and (d) The relevant information set forth under the caption "The Merger -- Payment for Public Shares; Sources of Funds" is incorporated herein by reference.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


     (a) and (c). The relevant information set forth under the captions "Special Factors -- Background of the Merger," "-- Purpose and Structure of the Merger" and "-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.



     (b) The relevant information set forth under the caption "Special
Factors -- Background of the Merger," "-- Purpose and Structure of the Merger" and "-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.



     (d) The relevant information set forth under the captions "Special
Factors -- Background of the Merger," "-- Purpose and Structure of the Merger," "-- Plans for the Company After the Merger," "-- Certain Effects of the Merger," "-- Certain U.S. Federal Income Tax Consequences" and "The Merger -- Accounting Treatment" is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


     (a) The relevant information set forth under the captions "Special
Factors -- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.



     (b) The relevant information set forth under the captions "Special
Factors -- Background of the Merger," "-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger,"
"-- Purpose and Structure of the Merger," "-- Opinion of Robinson-Humphrey; Summary of Financial Analyses" and "-- TXI's Financial Advisor" is incorporated herein by reference.



     (c) The relevant information set forth under the captions
"Introduction -- Record Date; Quorum; Required Vote," "Special
Factors -- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" and "The Merger -- General -- Conditions to the Merger; Amendment, Waiver and Termination" is incorporated herein by reference.



     (d) The relevant information set forth under the caption "Special Factors -- Background of the Merger," "-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" and "Opinion of Robinson-Humphrey; Summary of Financial Analyses" is incorporated herein by reference.



     (e) The relevant information set forth under the captions "Special Factors -- Background of the Merger," "-- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" is incorporated herein by reference.


     (f) Not Applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS


     (a) - (c) The relevant information set forth under the captions "Special Factors -- Background of the Merger," "-- Opinion of Robinson-Humphrey; Summary of Financial Analyses," "-- TXI's Financial Advisor" and Exhibits (b)(1), (b)(2) and (b)(3) to this Transaction Statement is incorporated herein by reference.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The relevant information set forth under the captions
"Introduction -- Record Date; Quorum; Required Vote," "Special
Factors -- Interests of Certain Persons in the Merger" and "Ownership of Common Shares" is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

     The relevant information set forth under the captions "Special
Factors -- Interests of Certain Persons in the Merger," "The Merger" and Annex A to the Preliminary Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


     (a) and (b). The relevant information set forth under the captions "Introduction -- The Special Meeting," "-- Record Date; Quorum; Required Vote," "Special Factors -- Recommendation of the Special Committee and Board of Directors of the Company; Fairness of the Merger" and "Interests of Certain Persons in the Merger" is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


     (a) The relevant information set forth under the caption "The
Merger -- Appraisal Rights" and in Annex B to the Preliminary Proxy Statement is incorporated herein by reference.


     (b) and (c). Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The relevant information set forth under the caption "Selected Consolidated Financial Data of the Company" in the Preliminary Proxy Statement is incorporated herein by reference. Pursuant to Instruction D and Instruction F to Schedule 13E-3, the following are incorporated by reference:


          (i) The "Consolidated Financial Statements" from the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997 (a copy of which is filed as Exhibit (g)(1) to this Transaction Statement);



          (ii) the Company's Annual Report on Form 10-K/A for the fiscal year ended May 31, 1997 (a copy of which is filed as Exhibit (g)(1) to this Transaction Statement);



          (iii) Part I, "Financial Information," Item 1, "Consolidated Financial Statements" from the Company's Quarterly Report on Form 10-Q for the period ended August 31, 1997 (a copy of which is filed as Exhibit (g)(2) to this Transaction Statement); and



          (iv) the Company's Quarterly Report on Form 10-Q/A for the period ended August 31, 1997 (a copy of which is filed as Exhibit (g)(2) to this Transaction Statement).


     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


     (a) and (b). The relevant information set forth under the captions "Introduction -- Solicitation of Proxies", "Special Factors -- Background of the Merger", "-- Opinion of Robinson-Humphrey; Summary of Financial Analyses," "TXI's Financial Advisor" and "Fees and Expenses" is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION.

     The information set forth in the Preliminary Proxy Statement is incorporated herein by reference in its entirety.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
            (a)          -- Not Applicable.
         (b)(1)          -- Fairness Opinion of The Robinson-Humphrey Company, Inc.
                            (incorporated by reference to Annex C to the Preliminary
                            Proxy Statement).
        (b)(2)*          -- Presentation materials provided to the Special Committee of the Board of Directors of the Company by The
                            Robinson-Humphrey Company, Inc. on June 20, 1997.
        (b)(3)*          -- Presentation materials provided to the Special Committee of the Board of Directors of the Company by The
                            Robinson-Humphrey Company, Inc. on July 29, 1997.
            (c)          -- Agreement and Plan of Merger dated as of July 30, 1997
                            among Chaparral Steel Company, Texas Industries, Inc. and
                            TXI Acquisition Inc. (incorporated by reference to Annex
                            C to the Preliminary Proxy Statement).
            (d)          -- The Preliminary Proxy Statement (incorporated by
                            reference to the Preliminary Proxy Statement).
            (e)          -- Dissenters' Rights (incorporated by reference to Annex B to the Preliminary Proxy Statement).
            (f)          -- Not Applicable.
         (g)(1)          -- Consolidated Financial Statements (incorporated by
                            reference from the Company's Annual Report on Form 10-K
                            for the fiscal year ended May 31, 1997, as amended by the
                            Company's Annual Report on Form 10-K/A for the Fiscal
                            year ended May 31, 1997).
         (g)(2)          -- Part I, "Financial Information," Item 1, "Consolidated
                            Financial Statements" (incorporated by reference from the
                            Company's Quarterly Report on Form 10-Q for the period
                            ended August 31, 1997, as amended by the Company's
                            Quarterly Report on Form 10-Q/A for the period ended
                            August 31, 1997).


---------------


* Previously Filed.


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                            TEXAS INDUSTRIES, INC.


                                            By:    /s/ ROBERT D. ROGERS

                                              ----------------------------------
                                              Title: President

                                              ----------------------------------


Date: October 20, 1997

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                            TXI ACQUISITION INC.


                                            By:    /s/ ROBERT D. ROGERS

                                              ----------------------------------
                                              Title: President

                                              ----------------------------------


Date: October 20, 1997


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

                                            CHAPARRAL STEEL COMPANY


                                            By:    /s/ GORDON E. FORWARD

                                              ----------------------------------
                                              Title: President

                                              ----------------------------------


Date: October 20, 1997

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
            (a)          -- Not Applicable.
         (b)(1)          -- Fairness Opinion of The Robinson-Humphrey Company, Inc.
                            (incorporated by reference to Annex C to the Preliminary
                            Proxy Statement).
         (b)(2)*         -- Presentation materials provided to the Special Committee of the Board of Directors of the Company by The
                            Robinson-Humphrey Company, Inc. on June 20, 1997.
         (b)(3)*         -- Presentation materials provided to the Special Committee of the Board of Directors of the Company by The
                            Robinson-Humphrey Company, Inc. on July 29, 1997.
            (c)          -- Agreement and Plan of Merger dated as of July 30, 1997
                            among Chaparral Steel Company, Texas Industries, Inc. and
                            TXI Acquisition Inc. (incorporated by reference to Annex
                            C to the Preliminary Proxy Statement).
            (d)          -- The Preliminary Proxy Statement (incorporated by
                            reference to the Preliminary Proxy Statement).
            (e)          -- Dissenters' Rights (incorporated by reference to Annex B to the Preliminary Proxy Statement).
            (f)          -- Not Applicable.
         (g)(1)          -- Consolidated Financial Statements (incorporated by
                            reference from the Company's Annual Report on Form 10-K
                            for the fiscal year ended May 31, 1997, as amended by the
                            Company's Annual Report on Form 10-K/A for the fiscal
                            year ended May 31, 1997).
         (g)(2)          -- Part I, "Financial Information," Item 1, "Consolidated
                            Financial Statements" (incorporated by reference from the
                            Company's Quarterly Report on Form 10-Q for the period
                            ended August 31, 1997, as amended by the Company's
                            Quarterly Report on Form 10-Q/A for the period ended
                            August 31, 1997).


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* Previously Filed.